

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2024

André van Niekerk
Chief Financial Officer
Gatos Silver, Inc.
925 W Georgia Street , Suite 910
Vancouver, British Columbia, Canada V6C 3L2

      Re: Gatos Silver, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 21, 2024
           File No. 001-39649

Dear André van Niekerk:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Energy & Transportation